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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questar Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis (City) MN (State) 55416-1297 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa C. Brooks 763-765-5310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South 7th Street, Minneapolis MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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QUESTAR CAPITAL CORPORATION

Financial Statements with Supplementary Information

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Melissa C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MOLLY FRAZIER
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTAR CAPITAL CORPORATION

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule I: Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II: Computation for the Determination of the Customer Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule III: Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	15



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
Questar Capital Corporation:

We have audited the accompanying statement of financial condition of Questar Capital Corporation (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 26, 2016

QUESTAR CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2015

Assets

Cash and clearing deposit	$	10,760,754
Concessions receivable		5,208,072
Prepaid expenses		663,564
Deferred tax asset, net of valuation allowance of $1,204,255		1,876,121
Receivables from registered representatives (net of allowance for uncollectible accounts of $156,949)		6,803,946
Total assets	$	25,312,457

Liabilities and Stockholder's Equity

Commissions payable	$	6,621,776
Payables to affiliate, net		650,478
Accrued expenses		1,017,985
Accounts payable		93,412
Deferred revenue		1,154,723
Total liabilities		9,538,374
Stockholder's equity:		
Common stock, no par value, 50,000 shares authorized and outstanding		113,728
Additional paid-in capital		148,532,182
Retained deficit		(132,871,827)
Total stockholder's equity		15,774,083
Total liabilities and stockholder's equity	$	25,312,457

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Operations

Year Ended December 31, 2015

Revenue:		
Commissions	$	70,540,229
Revenue from the sale of investment company shares		14,712,830
Other revenue		6,371,307
Total revenue		91,624,366
Expenses:		
Commissions		78,034,618
Salaries and employee benefit charges		8,386,706
Outside consulting		3,173,722
Information technology charges		1,148,491
Legal and compliance charges		1,138,036
Taxes, license and fees		1,093,671
Other expenses		3,338,943
Total expenses		96,314,187
Loss before taxes		(4,689,821)
Income tax benefit		1,622,442
Net loss	$	(3,067,379)

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

		Common stock	Additional paid-in capital	Retained deficit	Total
Balance at December 31, 2014	$	113,728	144,532,182	(129,804,448)	14,841,462
Capital contribution		—	4,000,000	—	4,000,000
Net loss		—	—	(3,067,379)	(3,067,379)
Balance at December 31, 2015	$	113,728	148,532,182	(132,871,827)	15,774,083

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(3,067,379)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred taxes		1,165,255
Increase or decrease in operating assets or liabilities:		
Increase in receivables from registered representatives		(779,460)
Increase in concessions receivable		(349,790)
Increase in prepaid expenses		(115,150)
Increase in commissions payable		758,012
Increase in payables to affiliate, net		798,271
Decrease in accrued expenses		(4,069,252)
Decrease in accounts payable		(340,799)
Increase in deferred revenue		729,748
Net cash used in operating activities		(5,270,544)
Cash flows from financing activity:		
Capital contribution from parent		4,000,000
Net cash provided by financing activity		4,000,000
Net decrease in cash		(1,270,544)
Cash and clearing deposit at beginning of year		12,031,298
Cash and clearing deposit at end of year	$	10,760,754

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Description of the Company

Questar Capital Corporation (the Company) is a wholly owned subsidiary of Yorktown Financial Companies, Inc. (Yorktown), which is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V. which is a wholly owned subsidiary of Allianz SE, a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including nonproprietary mutual funds, variable life insurance and annuity contracts, fixed index annuity products, and other alternative investments and processes general securities transactions through a clearing arrangement with a third party. The Company does not carry or hold securities for customer accounts. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Yorktown and Allianz Life.

(b) Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Clearing Deposit

Cash represents amounts held in depository institutions. The Company is required to maintain deposit accounts with clearing organizations and others to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations were $110,000 at December 31, 2015.

Receivables from Registered Representatives

The Company has a program which offers advanced commission and forgivable and non-forgivable loans to qualified registered representatives. The terms of the loans vary for each registered representative and are completely forgiven based on reaching predetermined production levels and the length of time the loan is outstanding. The non-forgivable loans are paid back through a withholding of the registered representatives' commissions. As of December 31, 2015, the Company had advanced commission and loan receivables related to

(Continued)

this program of $6,733,792. The receivables are stated net of write-offs and allowances for uncollectible accounts. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects the collectability of the account. As of December 31, 2015, the Company recorded an allowance for uncollected loans of registered representatives of $48,376.

The Company also has fee receivables from registered representatives. The receivables are stated net of write-offs and allowances for uncollectible accounts. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects the collectability of the account. As of December 31, 2015, the gross receivable was $227,103, and the Company recorded an allowance for uncollected accounts of $108,573.

Securities Transactions

The Company's primary source of revenue is from commissions on the sale of fixed-index annuities, variable annuities and other security related products. The Company also earns revenue from the sale of investment company shares. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Commission revenue and related commission expense are recorded on a trade-date basis. The clearing and depositing operations are provided by a third party.

Federal Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements. Any such change could significantly affect the amounts reported in the statement of operations. Quarterly, management evaluates the appropriateness of such provisions based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, technical advice memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts. The Company is included in the consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to

(Continued)

U.S. Treasury Department regulations. The Company will be paid for the tax benefit on its losses and any other tax attributes.

Recently Issued Accounting Pronouncements – Adopted

In March 2014, the Financial Accounting Standards Board (FASB) guidance on the presentation of financial statements, and property, plant and equipment was amended. These amendments apply to either a component of an entity that either is disposed of or meets the criteria to be classified as held for sale or a business that, on acquisition, meets the criteria to be classified as held for sale. Under these amendments, a component of an entity or a group of components of an entity or a business is required to be reported in discontinued operations if the disposal represents a strategic shift that has a major effect on an entity's operations and financial results. A strategic shift may include situations such as disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of the entity. These amendments require additional disclosures about discontinued operations. The amendments in this standard should not be applied to a component of an entity that is classified as held for sale before the effective date even if disposed after the effective date. The amendments are effective, prospectively, within annual periods beginning on or after December 15, 2014 and for interim periods within annual periods beginning on or after December 15, 2015. This guidance does not impact the Financial Statements as the Company does not currently have discontinued operations.

Recently Issued Accounting Pronouncements – To Be Adopted

In August 2014, the FASB issued an amendment to provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments are intended to reduce diversity in the timing and content of footnote disclosures. Additional disclosures are required. The revisions are effective for annual periods ending after December 15, 2016 and for annual and interim periods, thereafter. The guidance is not expected to have an impact on the Financial Statements.

In May 2014, the FASB issued a new standard for recognizing revenue from contracts when goods and services are transferred to a customer in exchange for payment. The model requires 1) identifying contracts with a customer, 2) identifying separate performance obligations, 3) determining the transaction price, 4) allocating the transaction price to the separate performance obligations and 5) recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts. However, the standard will require significantly more disclosures about items that are recorded under the new revenue recognition model. An entity may apply the new guidance using one of the following two methods: (1) retrospectively to each prior period presented, or (2) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. In July 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 to the annual reporting period beginning January 1, 2018. The Company is currently evaluating the impact of this guidance on the Financial Statements.

(Continued)

(2) Transactions with Related Parties

Questar Asset Management, Inc. (QAM) is a related company through common control and ownership. The Company pays commission expenses on behalf of QAM, which are then charged to QAM on a periodic basis. The expenses charged reflect the actual costs of these services. During the year ended December 31, 2015, the Company paid $10,906,270 of commission expenses on behalf of QAM and no intercompany payable or receivable existed at year end. At December 31, 2015, the Company had a payable of $90,868 resulting from renewal fees received on behalf of QAM.

The Company maintains selling agreements with Allianz Life Financial Services, LLC (ALFS), a wholly owned subsidiary of Allianz Life for the distribution of variable annuity products and Allianz Life for the distribution of fixed index annuity products. During 2015, these agreements resulted in commission revenue of $3,347,915 and marketing stipend of $53,699 from ALFS and commission revenue of $28,400,955 and marketing stipend of $398,864 from Allianz Life. Commission revenue is located in Commissions on the Statement of Operations. The marketing stipend is located in Other revenue on the Statement of Operations. The Company has an expense sharing arrangement where Allianz Life will pay certain direct operating expenses on behalf of the Company and then be reimbursed by the Company. During 2015, Allianz Life paid $14,090,419 in direct operating expenses. The Company also receives allocated expenses for overhead. During 2015, $4,155,746 was allocated to the Company using an allocation method developed by management of Allianz Life. At December 31, 2015, the Company had a payable due to Allianz Life of $566,564 due to underpayment of expenses in December 2015.

In 2015, Allianz Life adopted four board resolutions agreeing to make capital contributions in the form of cash payments to the Company. Total capital contributions of $4,000,000 were made to the Company. All capital contributions were made to the Company to satisfy the net capital requirements as required by the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1).

(3) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other brokers-dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital of $636,355 as of December 31, 2015. At December 31, 2015, the Company had net capital of $5,593,969, which was $4,957,614 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.71 : 1 at December 31, 2015. The complete computation of net capital and aggregate indebtedness under Rule 15c3-1 of the SEC is located at Schedule I.

(Continued)

(5) Rule 15c3-3 Exemption

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Income Taxes

The income tax benefit for the year ended December 31, 2015, reflected on the Statement of Operations, is as follows:

Current tax benefit	$	2,787,697
Deferred tax expense		(1,165,255)
Income tax benefit as reported	$	1,622,442

There was no provision for state income taxes reflected on the Statement of Operations for the year ended December 31, 2015, due to the state income tax benefit from the net loss being fully offset by an increase in the valuation allowance.

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported on the Statement of Operations as follows:

Income tax benefit computed at the statutory rate	$	1,641,437
Allocated nondeductible expenses		(18,995)
Income tax benefit as reported	$	1,622,442

QUESTAR CAPITAL CORPORATION

Notes to Financial Statements

December 31, 2015

Tax effects of temporary differences giving rise to the significant components of the deferred tax assets and liabilities at December 31, 2015, are as follows:

Deferred tax assets:		
State net operating loss carryforward	$	1,204,255
Deferred compensation		1,762,563
Agent debt reserve		54,933
Litigation accruals		58,625
Total		3,080,376
Valuation allowance		(1,204,255)
Net deferred tax asset	$	1,876,121
Valuation allowance:		
Balance, beginning of year	$	(1,106,995)
Change in valuation allowance		(97,260)
Balance, end of year	$	(1,204,255)

Although realization is not assured, the Company believes it is not necessary to establish a full valuation allowance for the total deferred tax assets as it is more likely than not the deferred tax asset of $1,876,121 will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse. The state net operating loss carryforward is not part of this agreement and is fully offset in the valuation allowance.

The Company is included in the consolidated group for which AZOA files a federal income tax return on behalf of all group members. As a member of the AZOA consolidated group, the Company is no longer subject to U.S. federal and non-U.S. income tax examinations for years prior to 2012, though examinations of combined returns filed by AZOA that include the Company by certain U.S. state and local tax authorities may still be conducted for 2008 and subsequent years. The last IRS examination of AZOA involved amended returns filed by AZOA for the 2008 and 2009 tax years. These amended returns were accepted by the IRS as filed. The IRS has not given notice that any subsequent tax periods are or will be under examination in the near future..

The Company had no unrecognized tax benefits as of January 1, 2015 and December 31, 2015. The Company does not expect any significant changes related to unrecognized tax benefits during the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2015, the Company had not recognized any interest and penalties.

Income taxes received by the Company were $2,787,697 in 2015.

(Continued)

(7) Commitments and Contingencies

The Company is currently a defendant in various pending litigation and arbitration matters, arising from the conduct of its business. When evaluating litigation, claims, and assessments, management considers the nature of the litigation, progress of the case, opinions, or views of legal counsel, as well as prior experience in similar cases. Management uses this information to assess the likelihood of loss and whether the amount of loss can be reasonably estimated prior to making any accrual. The Company recognizes legal costs for defending itself as incurred.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(8) Subsequent Events

Subsequent events have been evaluated through February 26, 2016, which is the date the financial statements were available to be issued.

Schedule I

QUESTAR CAPITAL CORPORATION

Computation of Net Capital and
Aggregate Indebtedness under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

Net capital	$	15,774,083
Deduct–non–allowable assets:		
Net deferred tax asset		1,876,121
Receivables from registered representatives		6,803,946
Prepaid expenses		663,564
Receivable from affiliates		6,955
Concessions receivable		626,586
Other unsecured balances		5,479
Deposit accounts		10,000
Net capital before haircuts on cash and clearing deposit positions		5,781,432
Haircuts on cash and clearing deposit positions		187,463
Net capital		5,593,969
Minimum capital required to be maintained (greater of $50,000 or 6-2/3% of aggregate indebtedness)		636,355
Net capital in excess of requirement	$	4,957,614
Aggregate indebtedness	$	9,545,328
Ratio of aggregate indebtedness to net capital		1.71 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 filed on January 27, 2016, and the above audited computation.

See accompanying report of independent registered public accounting firm.

Schedule II

QUESTAR CAPITAL CORPORATION

Computation for the Determination of the Customer Account Reserve
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

Schedule III

QUESTAR CAPITAL CORPORATION

Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

Questar Capital Corporation

PO Box 59177, Minneapolis, MN 55459-0177
888.446.5872 | questarcapital.com


QUESTAR
CAPITAL SM

March 15, 2016

Darlene Dudley
US Securities and Exchange Commission
100 F Street NE, MS 8031
Washington, DC 20549

Darlene,

Questar Capital is in receipt of the enclosed letter from the SEC dated, March 8 2016, requesting the FORM X-17A-5 from our Annual Audited Financial Statements. I called and left a message with Darlene on Monday, March 14th to inform the SEC of our belief that we included the facing form in our initial submission by the deadline. However, Questar Capital wants to make sure we are in full compliance and have enclosed another copy of the FORM X-17A-5.

Please let me know if you have any more questions.

Thank you,

Missy Brooks

Chief Financial Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF COMPLIANCE INSPECTIONS AND EXAMINATIONS

2016 MAR 15 PM 10: 19

March 8, 2016

SEC
Mail Processing
Section
MAR 16 2016
Washington DC
416

Questar Capital Corporation
5701 Golden Hills Drive, Suite 200
Minneapolis, MN 55416

Re: Sec File # **8-50174**

Dear Registrant:

We are in receipt of your Annual Audit Report for period ending 12/31/2015, received on 2/29/2016. The FORM X-17A-5 Part III ***Facing Page*** was not submitted with your annual audit report.

Please resubmit your annual report along with a completed copy of the X-17A-5 Part III Facing Page. To obtain a copy of this form, please login to www.sec.gov, and *enter facing page in the search engine to retrieve*.

SUBMIT YOUR DOCUMENTS TO:
U.S. SECURITIES AND EXCHANGE COMMISSION
100 F STREET N.E., MS 8031
WASHINGTON, DC 20549

If you have any questions, please do not hesitate to call the undersigned at 202-551-6469.

Sincerely,

Darlene Dudley

Darlene Dudley, Legal Instrument Examiner
The Registration Branch